news release

Dalian Daxian Telecom Selects Zi Corporation's eZiText® Predictive Text Technology for Mobile Handsets

Chinese Handset Manufacturer Focused on Key Asian Markets

BEIJING AND CALGARY, AB, Canada, August 3, 2004 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced that Dalian Daxian Telecom Co. Ltd., a leading Chinese original equipment manufacturer (OEM) of mobile phone products, has licensed Zi's user-friendly eZiText® predictive text input technology in five languages. Dalian Daxian Telecom is a subsidiary of Dalian Daxian Co. Ltd. (600747.SS), a large-scale electronic information product group.

        Daxian is actively targeting important emerging markets in Russia and Indonesia as well as the greater Chinese markets of China, Hong Kong and Taiwan. To serve the wide variety of networks in those areas, Daxian has licensed eZiText in Chinese (simplified and traditional), English, Russian and Indonesian for use in its mobile phones for the rapidly expanding CDMA (Code Division Multiple Access), GSM (Global System for Mobile) and PHS (Personal Handyphone System) wireless markets.

        A number of Daxian products already include Zi's technology, but the eZiText technology was designed into the products by ODMs (original design manufacturers) and, with this agreement, Daxian now directly licenses eZiText from Zi.

        "Choosing eZiText was a natural for us because we have already had success working with Zi and we know first-hand how well the technology has been received by our customers," said Cao Shanming, director of research and development for Dalian Daxian Telecom. "Zi has an established reputation based on the ease of use and modularity of eZiText, as well as its responsiveness in customer support. As we move forward with products for the growing GSM and PHS networks, Zi's eZiText will become an integral part of our handsets."

        Zi's regional director of sales for Asia, Kam Ching, said Daxian is a strong partner for Zi with its potential reach into all three wireless networks, CDMA, GSM and PHS, and across key geographical markets. This translates into solid distribution channels that allow Zi to continue to penetrate the existing greater Chinese markets as well as several emerging wireless handset markets around the world. China continues to see rapid growth and the surrounding Asian market and Eastern European market are expected to expand rapidly as well.

        "Daxian has ambitious plans to build an internationally known brand name and become a worldwide modern mobile communications company," Ching said. "They are developing mobile phones with the most advanced, innovative and diversified applications, including double screens, color screens and video cameras that are targeted for a variety of markets. We look forward to growing and innovating our technology along with them."

        This news comes less than a month after Zi announced it has won the "Best Productivity Application" for the Symbian OS (Operating System) in the 2004 Handango Champion Awards for its eZiTapTM Front End Processor (FEP) predictive text technology.

        The Awards honor the best in mobile software and are designed to recognize exceptional mobile applications developed by outstanding companies. The award judges, representing a selection of publications with focuses on reviewing devices and applications in the PDA, smart phone and wireless spaces, selected eZiTap from a list of award finalists that were chosen from thousands of applications which are sold through Handango's website and their affiliate sites.

About Dalian Daxian Telecom Co., Ltd.
         Dalian Daxian Telecom Co., Ltd. was founded in 2000. Dedicated to research, development, manufacturing and sales of mobile communications products, the company established a complete set of enterprise management and marketing system, which have guaranteed the high-speed operation of product development, manufacturing, logistics, sales and services. For more information, visit www.daxiantelecom.com.

About Zi Corporation
         Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company's intelligent predictive text interfaces, eZiTap™ and eZiText, allow users to personalize the device and simplify text entry providing consumers with easy interaction for short messaging, e-mail, ecommerce, Web browsing and similar applications in almost any written language. eZiNet™, Zi's new client/network based data indexing and retrieval solution, increases the usability for data-centric devices by reducing the number of key strokes required to access multiple types of data resident on a device, a network or both. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

        Certain statements in this press release that involve expectations or intentions (such as those relating to future deployments or planned cooperation) may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The information in this press release is based on Zi Corporation's current expectations and assumptions, and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks include, among others, general business and economic conditions, competitive actions, continued acceptance of Zi Corporation's products and services and dependence on third party performance as well as the risks and uncertainties referred to in Zi Corporation's 20-F for the most recent calendar year that is filed with the Securities and Exchange Commission. The reader should not place undue reliance on such forward looking statements. Zi Corporation does not assume any obligation to update such forward- looking statements.
For more information:
Investor Inquiries:		Media Inquiries:
Allen & Caron Inc	Zi Corporation	Allen & Caron Inc
Jill Bertotti	Dale Kearns, Chief Financial Officer	Len Hall
(949) 474-4300	(403) 233-8875	(949) 474-4300
jill@allencaron.com	investor@zicorp.com	len@allencaron.com